FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  March, 2003



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         A press release of Huaneng Power International Inc. on March 19, 2003, in English regarding obtaining approvals on the project proposals of its three proposed projects and the feasibility study report on Huaiyin power plant phase II.

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                            [LOGO GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
  Obtained Approvals on the Project Proposals of its Three Proposed Projects and the Feasibility Study Report on Huaiyin Power Plant Phase II


(Beijing, China, March 19, 2003) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] recently received the documents from the State Development and Planning Committee regarding the approvals of its project proposal for Huaneng Jinling Combined-Cycle-Gas-Turbine Project on 5th March 2003, and the project proposals for Zhejiang Huaneng Yuhuan Power Plant and Huaneng Shantou Power Plant Phase II as well as the feasibility study report on Huaneng Huaiyin Power Plant Phase II on 7th March 2003.

The Huaneng Jinling Combined-Cycle-Gas-Turbine Project is proposed to build three 300 MW-class Combined-Cycle-Gas-Turbine generating units, and will be fueled by natural gas supplied from the "West-to-East Gas Pipeline Project". The investment amount (including capitalized interest) of the Project is estimated to be approximately RMB3.713 billion, 25% of which is equity capital and will be funded by the Company (65%), Jiangsu Provincial Investment Management Company Limited (30%) and Nanjing Municipal Investment Company (5%), with the remaining amount to be funded by bank loans.

Zhejiang Huaneng Yuhuan Power Plant is proposed to build four 1000 MW-class ultra-supercritical coal-fired generating units. In the current phase of the Project, two 1000 MW-class ultra-supercritical coal-fired generating units will be constructed, with capacity for further expansion. The investment amount (including capitalized interest) of the Project is estimated to be approximately RMB8.331 billion, 25% of which is equity capital and will be funded by the Company (90%), Beijing Guohua Power Limited Liability Company (5%) and Zhejiang Provincial Power Development Corporation (5%), with the remaining amount to be funded by bank loans.

The Project of Huaneng Shantou Power Plant Phase II is proposed to build one 600 MW domestic supercritical coal-fired generating unit. The investment amount (including capitalized interest) of the Project is estimated to be approximately RMB2.47 billion, 25% of which is equity capital and will be funded by the Company's internal cash resources, with the remaining amount to be funded by bank loans.

The Project of Huaneng Huaiyin Power Plant Phase II is proposed to build two 300 MW domestic coal-fired generating units. The investment amount (including capitalized interest) of the Project is estimated to be approximately RMB2.37 billion, 20% of which is equity capital and will be funded by the Company (63.64%), Jiangsu Provincial National Trust and Asset Management Group (26.36%), and Jiangsu Provincial Power Development Joint Stock Limited Company (10%), with the remaining amount to be funded by bank loans.

The Company will actively push ahead the above projects according to commercial principles.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. Its current generation capacity on an equity basis is 14,363MW.

                                    ~ End ~

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241

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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By /s/ Wang Xiaosong
                            -----------------------------


                          Name:    Wang Xiaosong

                          Title:   Vice Chairman



Date:     March 19, 2003